ISSUED ON BEHALF OF REED ELSEVIER PLC

22 September 2009

PDMR Shareholding

Reed Elsevier received notification on 21 September 2009, that on 17 September 2009, Mr Keith Jones, a PDMR of Reed Elsevier sold 20,000 Reed Elsevier PLC ordinary shares at 484.44p per share.